Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

February 26, 2014

Mr. Duc Dang
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital New York City REIT, Inc. Draft Registration Statement on Form S-11 Submitted January 16, 2014 CIK No. 0001595527

Dear Mr. Dang:

On behalf of American Realty Capital New York City REIT, Inc., a Maryland corporation (the “Company”), please find transmitted herewith for filing the Company’s Registration Statement on Form S-11, filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2014 (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Registration Statement is being filed principally in response to the comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated February 14, 2014 with respect to the Companys draft registration statement, filed with the Commission on January 16, 2014 (CIK No. 0001595527). The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Registration Statement. Please note that references to “we,” “our” and “us” refer to the Company.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1: Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

Response: The Company will submit to the Staff all sales literature, whether written or unwritten, that is to be used in connection with the offering, including sales literature intended for broker-dealer use only. The Company is aware of the requirements of Item 19.B of Industry Guide 5.

February 26, 2014

Comment No. 2: Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: We have provided supplementally under separate cover copies of any graphics, maps, photographs and related captions or other artwork, including logos, that the Company intends to use in the Prospectus. The Company further undertakes to submit any additional examples of such materials, if any, to the Staff for review prior to using them in any preliminary prospectus.

Comment No. 3: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response: In accordance with the Staff’s comment, the Company has reviewed the applicability of the tender offer rules (including Rule 13e-4, Regulation 14E and the relevant no-action letters) to its share repurchase program in determining that the program is consistent with the relief granted by the Division of Corporation Finance in prior no-action letters.

Comment No. 4: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response: In accordance with the Staff’s comment, the Company has reviewed all elements of its share repurchase program in determining that the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

Comment No. 5: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: While there are currently no such written communications, the Company will submit to the Staff copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similar, while there are currently no such research reports, the Company will submit to the Staff any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of any broker or dealer that is participating or will participate in the offering.

February 26, 2014

Comment No. 6: Please confirm to us that you will file a post-effective amendment to the registration statement to reflect any change in the price, after the NAV pricing date, that is more than 20% higher or lower than the $25.00 per share or $23.75 per share price, as applicable, listed in this offering.

Response: The Company confirms that it will undertake to file a post-effective amendment to the Registration Statement to reflect any change in the price, after the NAV pricing date, that is more than 20% higher or lower than the applicable per share price listed in the offering.

Prospectus Summary, page 1

Comment No. 7: We note your table beginning on page 13; specifically, we note that you state the Acquisition Expenses and Financing Coordination Fee are not determinable at this time. We note you are able to calculate an amount for Acquisition Expenses in your table on page 9. We further note that you were able to calculate amounts for both of these items assuming leverage of 45% and 75% on page 74. In light of your ability to calculate these amounts, please tell us how you are able to conclude that these amounts are not determinable at this time. Alternatively, please revise your table to include the estimated amounts.

Response: The Company would like to note that the calculations on pages 9 and 75-77 are based upon the gross offering proceeds of $750,000,000, therefore, these are different calculations than what is contemplated in the table beginning on page 13. However, the Company has revised the disclosure relating to Acquisition Expenses on page 14 to reflect appropriate estimates. The disclosure about Financing Coordination Fee on page 17 has been revised to clarify that the amount is not determinable because, since the fee is based on a fixed percentage of any debt financing, there is no maximum dollar amount of the fee.

Comment No. 8: We note your estimate of $175,000 for Independent Director Compensation on page 18. Please revise to disclose any assumptions made to arrive at this amount (i.e. number of meetings) and that the actual compensation could exceed your estimate.

Response: The Company has revised the disclosure on page 18 to disclose the assumptions made to arrive at the amount of the estimated independent director compensation and to disclose that the actual compensation could exceed the Company’s estimate.

February 26, 2014

Are there any risks involved in an investment in your shares?, page 3

Comment No. 9: Please revise to include, if true, a risk factor that relates to the difficulty in terminating your advisor, even for poor performance. Making confirming changes throughout the document where applicable.

Response: The Company believes that it would not be difficult to terminate its advisor since, as disclosed on page 93, the advisory agreement may be terminated by either party “without cause or penalty upon 60 day written notice.”

What conflicts of interest does your sponsor face?, page 10

Comment No. 10: Please increase the size of the diagram on page 11 so that the characters are legible.

Response: The Company has increased the size of the diagram on page 11 such that the characters are now legible.

Market Overview, page 75

Comment No. 11: Please provide us with support for all quantitative and qualitative business and industry data used. Clearly mark the specific language in the supporting materials. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Response: We have provided supplementally under separate cover copies of the quantitative and qualitative business and industry data used in the Registration Statement, consisting of the Cushman & Wakefield Third Quarter 2013 Manhattan Capital & Leasing Market Overview. Such supplemental filing highlights the specific relevant data on which the Company is relying.

Management Compensation, page 95

Comment No. 12: Please clarify why the Annual Subordinated Performance Fee is included in the liquidation/listing stage of this table. Also, please explain the meaning of the last sentence describing this fee and provide us, supplementally, with an example of this fee being incurred.

Response: The annual subordinated performance fee is included in the Liquidation/Listing Stage of the table on page 105 because stockholders have to receive a return on their capital before the annual subordinated performance fee can be paid. Therefore, although the fee is calculated and payable annually, our advisor’s ability to receive the annual subordinated performance fee is subject to a liquidation/listing event. Examples of the annual subordinated performance fee being incurred and not being incurred are set forth below:

Suppose that in its first year of operations the Company paid distributions equal to, in the aggregate, 7.0% of the capital contributed by investors. Such a return would exceed a 6.0% annual cumulative, pre-tax, non-compounded return on the capital contributed by investors, and therefore would entitle the advisor to 15.0% of the amount in excess provided that investors received a return of their capital contributions. So, if after one year the Company were to liquidate, the investors would receive a return of their capital contributions, and the advisor would be entitled to its fee, in part because the 10.0% cap would not be exceeded. Suppose that the Company did not liquidate after its first year of operations, but continued to operate, and that in both its second and third years of operation, the Company paid distributions equal to, in the aggregate, 3.0% of the capital contributed by investors. In that situation, because the annual cumulative, pre-tax, non-compounded return on the capital contributed by investors would not have reached 6.0% (even after accounting for the 7.0% return achieved in the first year), the advisor would not be entitled to a fee, even if the Company were to liquidate and return investors’ capital contributions after the third year.

February 26, 2014

Competition for Tenants and Others, page 110

Comment No. 13: Please revise to disclose the size of the competing program.

Response: The Company has revised the disclosure as requested. Please see p. 113

Calculation of Per Share NAV by Our Advisor, page 134

Comment No. 14: It appears that the hypothetical calculation on page 138 includes assumptions of property appreciation and uses of debt. Please tell us why this presentation is appropriate and explain the assumptions where included or revise to remove the numbers from the table.

Response: The table on page 138 containing the example of how our NAV is calculated clearly sets forth that it is a “hypothetical calculation illustrating our NAV calculation,” and that the amounts shown in the table are “for illustrative purposes only and are not indicative of our current or projected financial condition or performance.” In addition, since we do intend to leverage our portfolio, we believe that this is a more accurate presentation of our NAV calculations.

Appendix A

Comment No. 15: Please tell us if you intend on relying on the guidance included in the Division’s Disclosure Guidance Topic No. 6 located at http://www.sec.gov/divisions/corpfin/ guidance/cfguidance-topic6.htm.

Response: The Company plans to rely on the guidance included in the Division’s Disclosure Guidance Topic No. 6 and will update the presentation of its Prior Performance Tables for the recent updates to the Division’s Disclosure Guidance Topic No. 6.

Table III, page A-8

Comment No. 16: Please re-title the line item Net income (loss) before noncontrolling interests – GAAP Basis to be Net income (loss) – GAAP Basis and re-title the line item Net income (loss) GAAP basis to be Net income (loss) attributable to stockholders – GAAP Basis.

Response: The Company has retitled the line item “Net income (loss) before noncontrolling interests – GAAP Basis” to be “Net income (loss) – GAAP Basis” and also re-titled the line item “Net income (loss) GAAP basis” to be “Net income (loss) attributable to stockholders – GAAP Basis”.

February 26, 2014

Item 36. Financial Statements and Exhibits, page II-3

Comment No. 17: We note that you have filed “form of certain exhibits”. Please advise us if you will not be filing the final, executed agreements or documents (as applicable) prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed form as exhibits, they may not be subsequently incorporated by reference.

Response: The Company intends to file final, executed agreements and documents as promptly as possible.

Comment No. 18: If you are not in a position to file your legal and tax opinions with the next filing, please provide draft copies for our review.

Response: Draft forms of the legality opinion of Venable LLP and the tax opinion of Proskauer Rose LLP are attached hereto as Exhibit A and B, respectively.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (212) 969-3445.

Best regards,

Proskauer Rose LLP

/s/ Peter M. Fass
Peter M. Fass, Esq.

cc:	Folake Ayoola, Esq.

Peter McPhun

Jennifer Monick

February 26, 2014

EXHIBIT A

Form Opinion of Venable LLP

[Letterhead of Venable LLP]

Draft: Subject to review

[__________], 2014

American Realty Capital New York City REIT, Inc.

405 Park Avenue, 15th Floor

New York, New York 10022

Re:	Registration Statement on Form S-11 (File No. 333-xxxxxx)

Ladies and Gentlemen:

We have served as Maryland counsel to American Realty Capital New York City REIT, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of [40,526,315] shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (“Common Stock”), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). [30,000,000] Shares (the “Public Offering Shares”) are issuable in the Company’s initial public offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and [10,526,315] Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein (including, without limitation, the Plan attached thereto as Appendix B and the form of Subscription Agreement attached thereto as Appendix C) in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

American Realty Capital New York City REIT, Inc. [__________], 2014 Page 2

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article V, Section 5.9 of the Charter.

American Realty Capital New York City REIT, Inc. [__________], 2014 Page 3

6. Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter. We note that, as of the date hereof, there are more than 40,526,315 shares of Common Stock available for issuance under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Public Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Public Offering Shares will be validly issued, fully paid and nonassessable.

3. The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

American Realty Capital New York City REIT, Inc. [__________], 2014 Page 4

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

February 26, 2014

EXHIBIT B

Form Opinion of Proskauer Rose LLP

See attached.

Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

[●], 2014

American Realty New York City REIT, Inc.

405 Park Avenue

New York, New York 10022

Re: Opinion of Proskauer Rose LLP as to Tax Matters

Ladies and Gentlemen:

We have acted as counsel to American Realty Capital New York City REIT, Inc., a Maryland corporation (the “Company”), with respect to certain tax matters in connection with the issuance and sale of common stock, par value $0.01 per share (the “Stock”) as described in the Registration Statement on Form S-11, Registration No. 333-[●], initially filed with the Securities and Exchange Commission (the “Commission”) on [●], 2014, as amended through the date hereof (the “Registration Statement”). In connection with the issuance and sale of Stock, we have been asked to provide an opinion regarding (i) the classification of the Company as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”)1; (ii) the accuracy and fairness of the discussion in the prospectus forming a part of the Registration Statement (the “Prospectus”) under the caption “Material U.S. Federal Income Tax Considerations”; and (iii) the treatment of New York City Operating Partnership, L.P. (the “Operating Partnership”) as a partnership or disregarded entity for U.S. federal income tax purposes.

The opinions set forth in this letter are based on relevant provisions of the Code, Treasury Regulations issued thereunder (including Proposed and Temporary Regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history as of the date hereof. These provisions and interpretations are subject to differing interpretations or change at any time, which may or may not be retroactive in effect, and which might result in modifications of our opinions. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (“IRS”) or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to an issue, or that a court will not sustain such a position if asserted by the IRS.

In rendering our opinions, we have made such factual and legal examinations, including an examination of such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate, including, but not limited to, the following: (1) the Registration Statement (including exhibits thereto); (2) the form of Articles of Amendment and Restatement of the Company, included as Exhibit 3.1 to the Registration Statement; (3) the form of Agreement of Limited Partnership of the Operating Partnership, included as Exhibit 4.1 to the Registration Statement and (4) the form of Advisory Agreement, by and among, the Company, the Operating Partnership and New York City Advisors, LLC, included as Exhibit 10.2 to the Registration Statement. The opinions set forth in this letter also are based on certain written factual representations and covenants made by an officer of the Company, in the Company’s own capacity and in its capacity as the general partner of the Operating Partnership, in a letter to us of even date herewith (the “Officer’s Certificate”) relating to, among other things, those factual matters as are germane to the determination that the Company and the Operating Partnership, and the entities in which they hold direct or indirect interests, have been and will be formed, owned and operated in such a manner that the Company has and will continue to satisfy the requirements for qualification as a REIT under the Code (collectively, the Officer’s Certificate, and the documents described in the immediately preceding sentence are referred to herein as the “Transaction Documents”).

____________________________________

1 Unless otherwise stated, all section references herein are to the Code.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

American Realty New York City REIT, Inc.

[●], 2014

In our review, we have assumed, with your consent, that all of the factual representations, covenants and statements set forth in the Transaction Documents are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. Moreover, we have assumed that the Company and the Operating Partnership each will be operated in the manner described in the relevant Transaction Documents. We have, consequently, assumed and relied on your representations that the information presented in the Transaction Documents accurately and completely describe all material facts relevant to our opinion. We have not undertaken any independent inquiry into, or verification of, these facts for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or Transaction Documents in a material way. Our opinion is conditioned on the continuing accuracy and completeness of such representations, covenants and statements. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Transaction Documents may affect our conclusions set forth herein.

We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

With respect to matters of Maryland law, we have relied upon the opinion of Venable LLP, counsel for the Company, dated [●], 2014 that the Company is a validly organized and duly incorporated corporation under the laws of the State of Maryland.

Based upon, and subject to the foregoing and the discussion below, we are of the opinion that:

(i)	commencing with the Company’s taxable year ending December 31, 2014, the Company will be organized in conformity with the requirements for qualification as a REIT under the Code, and the Company’s proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code;

(ii)	the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations,” to the extent it constitutes matters of law, summaries of legal matters or legal conclusions, is a fair and accurate summary of the U.S. federal income tax considerations that are likely to be material to a holder of the Company’s Stock; and

(iii)	the Operating Partnership will be taxed as a partnership or a disregarded entity and not an association or publicly traded partnership (within the meaning of section 7704) subject to tax as a corporation for U.S. federal income tax purposes beginning with its first taxable year.

American Realty New York City REIT, Inc.

[●], 2014

We express no opinion on any issue relating to the Company, the Operating Partnership or the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” other than as expressly stated above.

The Company’s qualification and taxation as a REIT will depend upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code as described in the Registration Statement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the diversity of its stock ownership. Proskauer Rose LLP will not review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the operations of the Company and the Operating Partnership, the sources of their income, the nature of their assets, the level of the Company’s distributions to stockholders and the diversity of its stock ownership for any given taxable year will satisfy the requirements under the Code for the Company’s qualification and taxation as a REIT.

This opinion letter is rendered to you for your use in connection with the Registration Statement and may be relied upon by you and your stockholders.  Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, filed with any governmental agency, or relied upon by any other person for any other purpose (other than as required by law) without our express written consent.

We consent to the use of our name under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus and to the use of these opinions for filing as Exhibit 8.1 to the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the rules and regulations of the Commission thereunder.

Sincerely yours,

DRAFT